May 10, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Blackstone Secured Lending Fund (“BXSL”) has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended March 31, 2023, which was filed with the U.S. Securities and Exchange Commission on May 10, 2023. BXSL has made such disclosure based on information provided by other companies that may be deemed to be under common control with BXSL, and not because of any conduct by BXSL.

Very truly yours,

By:	/s/ Marisa J. Beeney
Name:	Marisa J. Beeney
Title:	Chief Legal Officer and Secretary